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                             June 12, 2024

       Catherine Hedoux-Delgado
       Interim Chief Financial Officer and Treasurer
       Graftech International Ltd.
       982 Keynote Circle
       Brooklyn Heights, Ohio 44131

                                                        Re: Graftech
International Ltd.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2024
                                                            Filed April 26,
2024
                                                            File No. 001-13888

       Dear Catherine Hedoux-Delgado:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended March 31, 2024

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures
       Reconciliation of Net Loss to Adjusted Net Loss, page 34

   1. We note your reconciliation includes adjustments for Rationalization-related expenses, consisting primarily of
inventory and fixed asset write-offs ($2,202 and $453,
                                                        respectively),
associated with the cost rationalization and footprint optimization plan announced in February
2024. It is not clear to us how you determined such costs would not be considered a
normal, recurring part of your operations. In this regard, we believe that decisions about
the timing, method, and pricing of dispositions of inventory are normal, recurring
activities integral to the management of an ongoing business. Tell us how you determined that
these adjustments are appropriate based on the guidance in
                                                        Question 100.01 of the
Division   s Compliance & Disclosure Interpretations on Non-
                                                        GAAP Financial
Measures. Please advise or revise to remove the aforementioned
 Catherine Hedoux-Delgado
Graftech International Ltd.
June 12, 2024
Page 2
         adjustments from this, and any other non-GAAP measure (e.g., cash cost of goods sold on page 37), for all periods presented in your future filings.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Andi Carpenter at 202-551-3645 or Hugh West at 202-551-3872 with any questions.



FirstName LastNameCatherine Hedoux-Delgado                  Sincerely,
Comapany NameGraftech International Ltd.
                                                            Division of
Corporation Finance
June 12, 2024 Page 2                                        Office of
Manufacturing
FirstName LastName